P,E, 2/14/02

02014534

RECD S.E.C
FEB 14 2002
1086

CONFORMED COPY

1014620

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR FEBRUARY 14, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

GGR-135-A-035-2002

February 11, 2002

Dear Sirs,

As part of the segregation process started by the Telefónica Group worldwide, Telefónica del Perú S.A.A. and Telefónica Publicidad S.A., subscribed a contract of bargain and sale on February 8th , by which Telefónica del Perú S.A.A. transferred 78 499 999 shares to Telefoníca Publicidad e Información S.A. The transaction price was fixed at US$ 31 159 372,70 (Thirty one million one hundred fifty nine thousand three hundred seventy-two and 70/100 US dollars).

Therefore, Telefónica Publicidad e Información Perú S.A.C. is no longer a subsidiary of Telefónica del Perú S.A., and reports directly to its corresponding head in Spain, of which Telefónica S:A. is the majority shareholder.

Telefónica

VICTOR CARLOS SCHWARTZMANN LARCO
Secretario General

CONASEV
AREA TRAMITE DOCUMENTARIO
02 FEB 11 17:33
RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-035-2002
Lima, 11 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles el siguiente Hecho de Importancia:

Como parte de la segregación de líneas de negocio emprendida por el Grupo Telefónica a nivel mundial, con fecha 8 de febrero pasado Telefónica del Perú S.A.A. y Telefónica Publicidad e Información, S.A. –empresa constituida en el Reino de España, cabecera de Grupo de la línea de negocios de guías- suscribieron el contrato de compra venta de acciones en virtud del cual la primera transfirió a la segunda las 78 499 999 acciones de su propiedad representativas del capital social de Telefónica Publicidad e Información Perú S.A.C. a un precio de US$ 31 159 372,79 (treinta y un millones ciento cincuenta y nueve mil trescientos setenta y dos con 79/100 dólares de los Estados Unidos de América).

Como consecuencia de la transferencia descrita, Telefónica Publicidad e Información Perú S.A.C. deja de ser filial de Telefónica del Perú S.A.A., para pasar a depender directamente de su respectiva cabecera de Grupo en España, de la cual Telefónica, S.A. es accionista mayoritario.

Sin otro particular, quedamos de ustedes.

Atentamente,

TELEFÓNICA DEL PERÚ S.A.A.
Av. Arequipa 1155 piso 6, Lima 1
Tel. (51 1) 210-1169 Fax. (51 1) 265-4900
E-mail: vschwartzmann@tp.com.pe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.

By: /s/Víctor Carlos Schwartzmann
Name: Víctor Carlos Schwartzmann
Title: Secretary

Dated: January 14, 2002